Groveland Group Responds to Incumbent Board's Shareholder Letter

Dear Shareholders of Biglari Holdings, Inc. ("BH" or the "Company"):

BH's board of directors sent you a letter dated March 12, 2015 that the Groveland Group ("Groveland", "We", "Us", or "Our") believe is designed to distract you from material issues facing shareholders in the upcoming vote to elect directors. We are not surprised by such tactics, but we are still disappointed.

We believe Mr. Biglari understands that BH shareholders are not happy with his outsized compensation, his use of Company assets to buy shares of the Company over which he has sole voting control, and poor corporate governance that, among other things, allows continued conflicts of interest that benefit Mr. Biglari. We believe shareholders want a reform of the BH board.

As you will read below, our rebuttals directly address the quibbling and distracting arguments that the BH board makes against the Groveland Group. Do not allow these arguments or personal attacks against our nominees to distract you from the need to reform the BH board.

The Groveland Group Nominees have stepped forward in order to drive value and reform for all shareholders. We do not believe that Mr. Biglari understands true public service and doubt that he ever will understand why a sub-1% shareholder is attempting to reform BH. Does Mr. Biglari's 1.5% beneficial ownership in BH justify changing the Company's name to Biglari Holdings from Steak n Shake?

BH's Board: "Over the past six years we have transformed your Company from a nearly insolvent, money-losing restaurant chain on the brink of bankruptcy to form the base for Biglari Holdings".

The Groveland Group's Response: Although it's a convenient "hero rescues town" narrative for Mr. Biglari, it seems to us that Steak n Shake was far from insolvent back in 2008. Mr. Biglari has made unsupported assertions about his Steak n Shake rescue effort many times. We do not see the facts that support his assertions. In fiscal 2008, the year that Mr. Biglari claims the Company was on the verge of bankruptcy, Steak n Shake generated positive EBITDA of $31.7 million. It had generated $8.3 million of EBITDA in the quarter leading up to Mr. Biglari becoming CEO and $2.6 million of EBITDA during the fourth quarter ending September 24, 2008. At that time, Steak n Shake had net debt of $23.0 million or approximately 0.7x Debt/EBITDA, which is a very conservative leverage profile. The Steak n Shake interest coverage ratio was like that of an investment grade company at 11.7 times. Total interest paid on debt in fiscal 2008 was $2.7 million versus $31.7 million of EBITDA! Steak n Shake had total borrowing availability of $105.0 million and excess availability of $82.0 million. With $15.6 million of receivables, $6.8 million of inventory, and net land, building, and equipment value of $432.7 million, the Company's debt was extremely well collateralized.

Did Mr. Biglari prey upon Steak n Shake's vulnerability during the financial crisis? Mr. Biglari reminds us of someone who was born on third base and thinks they hit a triple. The fact is that Mr. Biglari became CEO in the very depths of the market sell-off in 2008 and has benefitted from the rebound; yet even then, Biglari Holdings has underperformed its peer group by a significant margin since he became CEO.

The Altman Z-score is a well-established and objective measure of a company's risk of bankruptcy. In contrast to statements by Mr. Biglari and the board, <u>according to the Altman Z-Score the Company's probability of financial distress is higher now than it was in fiscal 2008!</u> The lower the score is, the higher the chance of bankruptcy.



Biglari Holdings Inc. (NYSE:BH) - Altman Z Score (FY)

Source: Capital IQ

Furthermore, the Company's operating performance under Mr. Biglari compares unfavorably to prior management on several critical financial metrics. For the six years prior to Mr. Biglari becoming CEO of BH in August 2008, the Company's management team generated $220.3 million in cumulative operating income. The prior management team also grew revenues from $459.0 million in fiscal 2002 to $611.3 million in fiscal 2008, a CAGR of 4.9%. Over the subsequent six years, the current management team and board (with Mr. Biglari at the helm) have generated $201.6 million in cumulative operating income while growing revenues from $611.3 million in fiscal 2008 to $793.8 million in fiscal 2014. The CAGR for that time period is 4.5%. The Company's operating performance with Mr. Biglari at the helm has been worse than that of his predecessors he so criticized in 2008!

BH's Board: "As a result of our effective repositioning of the brand, Steak n Shake is one of only two restaurant companies that have experienced consecutive increases in same-store sales in each of the last 23 quarters. Cumulative same-store sales have increased by 27.3% and same-store traffic by 37.8%, thereby reversing a decade-long decline in customer traffic under prior management."

The Groveland Group's Response: Shareholder value is built on profits. While same store sales may be increasing, sales growth is built on a fragile foundation. The Company's strategic direction, charted by Mr. Biglari, is driving unprofitable sales growth. To sum it up, based on conversations with franchisees, it appears food costs are up, labor costs are up, and the menu is more complex than ever, but prices are down. So, BH is driving revenue growth at the expense of profitability, to the detriment of Steak n Shake's franchisees. We would add that BH's shareholders are also harmed by the lack of operating profits being generated by the Company.

Sales growth doesn't matter if it cannot be translated into bottom-line profitability. Over the past three years, the Company's operating income has fallen from $52.5 million in fiscal 2011 (a 7.4% margin) to $12.6 million over the last twelve months (a 1.5% margin), a decrease of 76.0%. Not only is Biglari Holdings underperforming, but Mr. Biglari is hurting his franchisees. Franchisees pay royalties based on gross sales, not net profit. The fact is that consolidated, bottom-line cash flows from operations are deteriorating rapidly under his leadership.

BH's Board: "In February 2014, we acquired Maxim, a distressed business that we are in the process of revitalizing. When we acquired Maxim, advertisers were abandoning the publication, and the magazine was suffering significant losses. Applying the same entrepreneurial zeal that Mr. Biglari employed in turning around Steak n Shake, Biglari Holdings is actively investing in Maxim."

The Groveland Group's Response: At the moment, we are willing to suspend judgment about Mr. Biglari's purchase of Maxim, a decision he apparently made very quickly. However, prudent shareholders must be getting nervous about Mr. Biglari's moves. The fact is that Mr. Biglari's February 2014 acquisition of Maxim has resulted in an operating loss of $21.5 million to BH through December 31, 2014, including a $5.5 million operating loss in the latest quarter. We note that this amount is significantly greater than the Company's operating income of $12.6 million over the last twelve months.

Maxim is not a small side-bet. We believe that Maxim may be challenged by the fact that its traditional "lad mags" category is in decline and that it is up against better capitalized and well-established incumbents. How will Maxim differentiate itself? We fear that Mr. Biglari is confusing brand awareness (how many people recognize the Maxim name) with brand equity (how consumers value a transaction with the Maxim brand). Perhaps Mr. Biglari can "extend the brand" with the promised licensing deals, or perhaps the Company will find itself with a failed brand extension program such as the infamous "Cosmo Yogurt" brand extension attempted by Cosmopolitan Magazine. We see nothing to support the belief that Mr. Biglari and his team have the experience necessary to operate effectively in the publishing industry. What is clear is that Maxim is currently generating operating losses for the Company.

BH's Board: "We view our shareholders as the true long-term partners in our business and have met with a number of investors to solicit their feedback on issues of importance to shareholders, such as corporate governance, executive compensation, and pay and performance alignment. We value the opinions of our shareholders, and, as a result of these discussions, our Board has implemented the following changes: 1) Appointed a lead independent director 2) Retained an independent compensation consulting firm to conduct a comprehensive review of our executive compensation program for 2015 3) Enhanced compensation disclosure in our public filings to better describe our compensation philosophy, including a separate discussion for each of our operating businesses and investments 4) Formally adopted stock ownership guidelines for our non-employee directors and 5) Implemented a clawback policy related to Mr. Biglari's incentive compensation."

The Groveland Group's Response: In our view, Mr. Biglari and the board of directors have never figured out how to treat shareholders as long-term partners. Mr. Biglari and the board consider shareholder-friendly actions when it is convenient for them to do so (when they need shareholder votes) and seem to circumvent shareholders when shareholder interests are in conflict with Mr. Biglari's. For example, the board of directors approved the sale of Biglari Capital Corp. ("BCC"), an important operating subsidiary of BH, to Mr. Biglari in 2013. As a result of BH selling BCC back to Mr. Biglari, Mr. Biglari has the opportunity to continue to receive his outsized compensation, while also receiving incentive fees for managing the assets of the Lion Funds, with 88.3% of those assets coming from BH (assets that Mr. Biglari allocated to the Lion Funds). The Lion Funds do not cap the incentive fees payable to Mr. Biglari, which is convenient for Mr. Biglari, as his compensation at BH is capped.

Indeed, shareholders had been assured with regard to incentive compensation payable to Mr. Biglari, that any amendment that would materially increase the benefits to Mr. Biglari, including any amendment that would reasonably be expected to increase his incentive compensation, would be subject to shareholder approval. Yet this protection was of little help in the end because the board indirectly approved increasing the benefits to Mr. Biglari as result of BH selling BCC back to Mr. Biglari, a transaction that did not require shareholder approval.

Addressing Mr. Biglari's repeated "positioning" that he is responsive and reforming, we note:

1) Mr. Johnson, a long-term energy industry executive from Michigan with no restaurant experience, was appointed the lead independent director in December 2014, only after the Groveland Group had announced its plans to nominate a competitive slate of directors at Biglari Holdings.
2) Does anyone really believe that Mr. Biglari and the board would hire a compensation consultant that would do anything but bless their decision? Has Mr. Biglari's compensation ever been reduced as a result of a third-party consultant?
3) Words in the form of "enhanced compensation disclosure" are cheap. Mr. Biglari earned $35.3 million from BH in 2014, or almost 3.0 times operating income (the operating earnings for all BH's shareholders). It is the outsized compensation that is the problem, not the disclosure about the outsized compensation.
4) Ownership guidelines for non-employee directors come at zero cost to Mr. Biglari.
5) We note that none of these "changes" has resulted in a decrease in Mr. Biglari's compensation. Mr. Biglari does not appear to be treating shareholders as partners when, over the past six years, he has collected $79.4 million of compensation from BH. This sum amounts to 39.4% of BH's operating income over the same time period. Mr. Biglari's compensation program is outrageous, and we do not know of a comparable payout of operating income to a CEO in all of corporate America.

BH's Board: "We have become convinced that the election of Groveland's nominees would cause serious harm to our business and shareholders for the following reasons: 1) Groveland has invested a little over $1 million in an attempt to acquire control of a $1 billion company 2) Short-term focus 3) Lack of credible experience 4) Lack of business plan 5) Serious concerns regarding track Record of stewardship 6) History of questionable corporate governance and 7) Groveland is misrepresenting facts."

The Groveland Group's Response: First and foremost, we believe that BH has been mismanaged by Mr. Biglari and the board of directors at BH, and reform is essential, for the following reasons: The Company's stock price has underperformed its benchmark indices and peer group by a wide margin; the Company's operating businesses have experienced a significant deterioration in their financial performance; the Company's CEO has received outsized compensation despite poor performance; the Company's board of directors has demonstrated poor corporate governance practices, and the Steak n Shake brand and franchisee network are at risk.

We extended an olive branch to Mr. Biglari and the board of directors in January 2015 with our corporate reform proposal (filed with the SEC on 1/22/15 and sent to the board earlier in January), which thoughtfully outlined a series of corporate governance solutions that we believe are critical to shareholder value. The proposal was unanimously rejected by the BH board. <u>We didn't receive any inquiries or any indication that Mr. Biglari was willing to dialogue or compromise on even a single reform agenda item that we proposed.</u> So, with reform so badly needed, we elected to proceed to have our nominees elected. This gives BH's shareholders a choice, and we believe shareholders are primed for change, change that is needed now more than ever!

Rather than address issues that are vital to shareholders, Mr. Biglari attacks us personally. Our responses to his criticisms are as follows:

1) Groveland owns 3,345 shares or approximately $1.4 million of BH's stock. This is a meaningful position for Groveland. Therefore, we believe that we have sufficient "skin in the game". Perhaps what Mr. Biglari is really trying to say is that small shareholders do not matter. Groveland believes quite the opposite. All shareholders matter, and it is important for the board of directors to take its role as a fiduciary for all shareholders very seriously. Furthermore, we believe that if we are successful in driving change at Biglari Holdings, the return on our 3,345 shares will far exceed any expenses that we will incur in having our nominees elected.

2) Groveland is not trading BH's stock. We sold the first time because like many shareholders we were frustrated with the board's self-dealing and the Company's rights offerings. Groveland and Mr. Barkett purchased shares again with the intent of lobbying for change at BH. Mr. Barkett sold his shares at a loss the second time in order to consolidate the Groveland Group's holdings. Groveland added to its stake after Mr. Barkett's sale. Furthermore, we have been long-term shareholders of AIRT, ISIG, and PDEX—our earlier activist campaigns. We have a track record that proves we are not traders.

3) Each nominee on Groveland's slate of directors was selected for a very important reason.
   - Mr. Swenson brings with him a wealth of experience in how to effectively generate positive results for shareholders, and experience operating businesses, which he will use for the benefit of shareholders. He managed a fund at Whitebox Advisors with approximately $1.6 billion of assets under management (including a number of wholly-owned operating businesses). His fund generated outstanding returns from inception through 2009. Mr. Swenson is currently the Chairman and CEO of Air T, Inc. (Nasdaq: AIRT) and serves on two additional public company boards. Air T's after-tax cash flow per share increased 128% in the year after Mr. Swenson became CEO.
   - Mr. Stryker brings with him deep financial and accounting expertise that he will use to help the Company improve its financial performance. He is a finance and accounting consultant with over 37 years of senior executive experience in the restaurant industry. He was also a board member of the Audit Committee and Chairman of Diedrich Coffee,

Inc. when the public company was successfully sold in 2010. Prior to his restaurant career, Mr. Stryker spent seven years at Price Waterhouse & Co.

- Mr. Lombardo brings with him experience in the restaurant industry, which he will use to help improve the Company's operating business. He is currently General Counsel and Chairman of the Gibsons Restaurant Group, a private restaurant company with over $100 million of sales and significantly higher operating income margins than Biglari Holdings. Mr. Lombardo is also Of Counsel at the Chicago office of the law firm of Katten Muchin Rosenman LLP where he was a partner from 2007 through January 2015. Mr. Lombardo has advised many restaurant companies in connection with acquisitions and dispositions, private securities offerings, general corporate law, and governance matters.

- Mr. Lujan brings with him legal experience that he will use to help the Company navigate its path through its transformation into a company that is run for the benefit of all shareholders. He is currently the Principal of Lujan Legal Counsel, LLC, a firm that provides legal counsel and consultation in regards to employment issues, intellectual property protection, corporate compliance, government contract negotiation, and internal investigations among other things. Mr. Lujan served on active duty for 27 years in the United States Army, the last 19 years as a Member of the Judge Advocate General's Corps. Airborne and Ranger qualified, Mr. Lujan's notable assignments include being the first attorney ever assigned to 1st Special Forces Operational Detachment-Delta (1st SFOD-D)(Delta Force), Staff Judge Advocate (Chief Counsel) United States Army Special Operations Command (USASOC) and Executive Officer to the Chief Judge of the Army. He retains a Top Secret United States Government clearance.

- Mr. Buckley brings with him expertise in mergers and acquisitions that he will use to help the Company develop a path to increased shareholder value. He is currently a director of Livingstone Partners LLC, an international investment bank that provides advisory services to both healthy and distressed companies with regard to mergers and acquisition (M&A) and capital raising transactions. Mr. Buckley has completed over 25 transactions extending across both sell-side and buy-side M&A advisory work, capital raises consisting of senior and junior debt securities, preferred and common equity securities, and the rendering of both fairness and solvency opinions.

- Mr. Barkett has deep experience working with companies to improve operating performance, which he will use to help improve the Company's operating performance. He is currently a portfolio manager for Groveland Capital and generated gross fund returns of 26.9% in 2012, 39.7% in 2013, and 16.5% in 2014. Mr. Barkett spent a large part of his career in the private equity industry where he pursued buyouts, recapitalizations, and corporate restructurings. During his career, he has worked closely with company executives to improve operating performance. Mr. Barkett is a board member of Air T, Inc. (Nasdaq: AIRT).

4) The Groveland Group has a clear plan of action. If elected by BH's shareholders, we will immediately appoint Gene Baldwin as interim CEO of Biglari Holdings. Gene Baldwin has more than 35 years of accounting, finance, senior management and advisory experience. He is a proven business leader with a well-established reputation in the restaurant industry for his ability

to assess, develop, and implement operational and financial improvement initiatives that enhance enterprise value for all stakeholders.

Next, we will:

- Review and reduce consolidated SG&A expenses throughout BH as well as evaluate its global restaurant footprint, real estate values, and lease costs.
- Repair employee and franchisee relations by re-establishing open lines of communication.
- Hire an executive search firm to begin looking for a permanent CEO (likely to take 4-6 months).
- Reform corporate governance policies and procedures.
- Remove "by Biglari" moniker from restaurant signage.
- Assert shareholder rights with respect to BH's investment in the Lion Funds and any shared services agreements between BH and Biglari Capital Corp.
- Assert shareholder rights with respect to change of control payments.
- Perform a financial, operational, and strategic review of Maxim, First Guard Insurance, and Western Sizzlin.
- Further engage with BH's shareholders to better understand the consensus viewpoint surrounding capital allocation initiatives and strategic options to maximize shareholder value.

5) Air T Poison Pill. Mr. Swenson has not broken promises to shareholders. As part of a previous proxy contest, Mr. Swenson fought publicly against Air T's prior board for a) not holding its Chairman and CEO accountable in both roles and b) adopting a poison pill that did not allow Air T's shareholders the right to vote for or against the poison pill. The poison pill agreement entered into by Air T during December 2014 is designed to comply with ISS guidelines, and it expires automatically if shareholders do not ratify it at the upcoming annual meeting in August 2015. Also, very importantly, the poison pill at Air T was put in place soon after Mr. Biglari and The Lion Fund II, L.P.'s rapid accumulation of Air T's stock in December 2014 over an 8-day period, in what appeared to be a scare tactic to dissuade the Groveland Group from seeking to have its nominees elected.

The truth is that Mr. Swenson and all of Groveland's director nominees have a high level of integrity and such integrity is needed in business to protect shareholders from executives and boards who are only out for their own personal gain. Mr. Biglari was paid $35.3 million by BH in 2014 while operating income fell from $20.7 million in fiscal 2013 to $14.3 million in fiscal 2014, a decline of 30.9%. Mr. Swenson is paid $50,000 annually by Air T, Inc. with no bonuses or additional compensation.

Sun Country Airlines. Mr. Swenson's actions regarding Sun Country Airline are above reproach. On October 31, 2006, Whitebox Advisors purchased approximately 50% of Sun Country Airlines (in operation from 1982 to the present) and Mr. Swenson began serving on the board of the airline. When Whitebox sold its equity interest to Petters Aviation in November 16, 2007, Mr. Swenson resigned from the board. Since Whitebox remained a passive creditor to Sun Country, it was a large guaranteed creditor to Sun Country at the time of the airlines' October 2008 bankruptcy. Whitebox initiated a lawsuit against other unsecured creditors to enforce its claims and those creditors sued back. A negotiation ensued. As is normal in a bankruptcy estate settlement process, each side positioned themselves according to established guarantees, claims and counter-claims. The litigation and negotiation was ultimately about how the bankruptcy estate was to be divided.

6) <u>Pro-Dex</u>. The rights offering at Pro-Dex Inc. was undertaken at a time when Pro-Dex was bidding for a highly synergistic acquisition and initially sized to support the acquisition. In addition, the rights offering was structured to protect Pro-Dex's net operating losses ("NOLs") and, therefore, the board opted to have its two largest shareholder backstop the Rights Offering as a way to assure that NOLs remained valid. Participation rates were such that the backstop was not exercised. We note that the rights offering method used by Pro-Dex did not result in oversubscription by any shareholder. In BH's rights offerings, shareholders who oversubscribed were able to profit at the expense of shareholders who did not or could not participate.

7) Groveland is not misrepresenting facts. We are simply keeping shareholders focused on the following: The Company's stock price has underperformed its benchmark indices and peer group by a wide margin; the Company's operating businesses have experienced a significant deterioration in their financial performance; the Company's CEO has received outsized compensation despite poor performance; the Company's board of directors has demonstrated poor corporate governance practices, and the Steak n Shake brand and franchisee network are at risk. These are inconvenient truths that Mr. Biglari and the BH board would like to obscure with distraction.

BH's Board Criticism: "Comparing Apples and Oranges"

<u>The Groveland Group's Response:</u> The Groveland Group has clearly made a statement about the consolidated operating income of Biglari Holdings. Over the past three years, the Company's operating income has fallen from $52.5 million in fiscal 2011 (a 7.4% margin) to $12.6 million over the last twelve months (a 1.5% margin), a decrease of 76.0%. This underperformance appears to be, in part, a result of ballooning consolidated Selling, General and Administrative ("SG&A") expenses. The Company's SG&A expenses have increased from approximately $70.0 million in fiscal 2009 (11.1% of revenue) to $128.5 million in fiscal 2014 (16.2% of revenue), an increase of 83.6% over a 5-year period and a compound annual growth rate of 12.9%. Mr. Biglari's use of conglomerate accounting allows him to create an opaque accounting picture. Many assertions made by Mr. Biglari cannot be confirmed by an independent review of BH's financial statements.

BH's Board: "Narrow Call for Leadership"

The Groveland Group's Response: As mentioned above on page 1 and 2, although it's a convenient hero rescues town" narrative for Mr. Biglari, it seems to us that Steak n Shake was far from insolvent back in 2008. Mr. Biglari has made unsupported assertions about his Steak n Shake rescue effort many times. We do not see the facts and reasons that support his assertions.

If we are successful in having our nominees elected, Gene Baldwin will be elected Interim CEO of Biglari Holdings. Mr. Baldwin has more than 35 years of accounting, finance, senior management and advisory experience. He will focus on the Company's restaurant operations along with the board. The board will also engage with management at the subsidiary level to perform a financial, operational, and strategic review of First Guard Insurance and Maxim.

BH's Board: "Focus on Operating Income"

The Groveland Group's Response: The Groveland Group is focusing on the operating income or EBIT of the Company's operating subsidiaries, just as BH's board and CEO should be doing. If Biglari Capital Corp. was still owned by Biglari Holdings, then the board and Mr. Biglari's point might have some limited validity.

However, the board approved the sale of BCC to Mr. Biglari in July 2013 for $1.7 million ($2.5 million less than the price BH had paid for BCC three years earlier), even though BCC was managing more outside capital in the Lion Funds and had generated about $6.0 million of after-tax cash earnings for shareholders during the roughly three years it was owned by BH. We are puzzled by the board's reasons for jettisoning the investment management business with the sale of BCC to Mr. Biglari in 2013. Prior to 2013, the Company repeatedly said that the investment management business was a cornerstone of its growth strategy*, "The Company's growing asset management business is a cornerstone of its long-term strategy to maximize shareholder value creation. The Company views its acquisition from Mr. Biglari of Biglari Capital Corp. ("BCC"), the general partner of The Lion Fund, L.P. ("Lion Fund"), as a sensible springboard to develop the Company's investment business. It also gives the Company an immediate, new source of earnings in the form of fund management fees."* (Source: BH Schedule 14A filed 9/29/2010)

BH's Board: "Inaccurate Restaurant G&A Analysis"

The Groveland Group's Response: Mr. Biglari would have shareholders believe that because he has deemed a portion of his spending an "initiative" it should be ignored. We disagree. Mr. Biglari and the board are trying to hide the Company's ballooning G&A expenses behind the veil of the franchising initiative. We fear that the franchising initiative has been an excuse for lavish corporate travel and entertainment. Why else would the Company have interests in four different corporate jets and choose global office and franchising destinations in expensive vacation hot spots like Monte Carlo, Ibiza, Dubai, Cannes, and Santa Monica?

Despite statements from Mr. Biglari about the success of the franchising program at BH, we question the validity of these assertions.

According to Mr. Biglari in his 2013 Letter to Shareholders, *"Thus, we began allocating sizable capital to franchising efforts in fiscal 2011 as direct franchising costs represented 10.4% of G&A. In fiscal 2012, these costs increased to 14.8% of G&A. We have steadily intensified our investment, upping it to 24.8% of G&A in fiscal 2013."* In Mr. Biglari's 2014 Letter to Shareholders, he stops breaking out the percentage of G&A that the Company is spending on the franchising initiative. We fear that the percentage has continued to increase. If we assume, however, that 24.8% of G&A was again spent on franchising in fiscal 2014, then Mr. Biglari spent $21.1 million. Total franchising royalties and fees were only $15.0 million in fiscal 2014. Therefore, the Company's franchising initiative lost $6.1 million in fiscal 2014.

In fiscal 2013, the Company spent $19.0 million on franchising and generated franchising royalties and fees of $11.7 million, resulting in a loss of $7.3 million. In fiscal 2012, the Company spent $9.5 million on franchising and generated franchising royalties and fees of $9.6 million, resulting in a loss of $100,000. In fiscal 2011, the Company spent $5.0 million on franchising and generated franchising royalties and fees of $8.6 million. The Company's best years in the franchising business were likely before Mr. Biglari became CEO. Steak n Shake was generating approximately $4 million annually in franchising royalties and fees with nominal expenses.

Based on our research and analysis, we believe that an efficient, well-run franchising program the size of Steak n Shake's should only cost $1 million to $2 million annually.

Our analysis follows the same logic as the analysis Mr. Biglari did when confronting the former management of Steak n Shake. If we were to follow the BH board's logic, we would then need to extract and ignore any growth "CAPEX" initiative by former management as well. Unfortunately for BH's board of directors, attempting to distract from the issue at hand does not change the simple fact that G&A per store has increased significantly over the past 6 years, and the Company is underperforming relative to prior management and its peers.

BH's Board: "Failure to Read Footnotes"

The Groveland Group's Response: BH's board of directors has chosen to quibble about our method for comparing BH's consolidated SG&A expenses to its peer group. First, as disclosed in our footnotes, here is the method we used when determining SG&A margin or % of revenue for the peer group of 49 companies. We collected "as reported" data from each individual company's income statement. We also added advertising and marketing expenses when it was broken out on each company's income statement. Now to address Mr. Biglari's quibble, we present an analysis from BH's ISS peer group that discloses SG&A expenses in the same fashion as BH or explicitly discloses advertising and marketing expenses on their income statement. This narrows the peer group down to 10 companies. The median for this group of companies is still 10.0% for the twelve months ended 9/30/14. More importantly, BH's board fails to address and attempts to draw attention away from the fact that since 2011 SG&A spending at BH has increased from 12.4% of revenues to 16.2% of revenues, a difference in annual spending of $41.6 million.

Quibbling about accounting is not what BH's shareholders want the board to be doing. Shareholders want lower consolidated SG&A expenses!



BH Consolidated SG&A Margin vs Peers

Source: Form 10-K and Form 10-Q filings for periods reported, Piper Jaffray Restaurant Benchmark Analysis July 2014

BH's Board: "Misrepresented Stock Performance"

The Groveland Group's Response: The Groveland Group has not misrepresented BH's stock performance. For every dollar that was invested in BH's stock starting in November 2009 and held through November 2014, Biglari Holdings has underperformed the S&P 500 Index by 40.2%, the S&P 500 Restaurants Index by 57.6%, the Russell 3000 Restaurants Index by 77.6%, and its ISS Proxy Advisory Services Peer Group by 214.5%. Mr. Biglari and the board are trying to adjust for two different rights offerings when in reality it was their decision to issue BH's stock and dilute shareholders. The price is the price, and that's a fact.

For argument's sake, if Mr. Biglari contends that adjustments must be made to BH's stock chart in order to account for the two rights offerings, then we must also adjust the benchmark indices and peer group in order to avoid comparing apples to oranges. Therefore, using S&P Capital IQ, we have performed the same analysis adjusting for rights offerings, splits, stock dividends, and spin-offs at BH and its benchmark indices and peer group. As you can see in the reproductions of the graph and table below, the relative stock price comparisons change very little with these adjustments. Biglari Holdings' stock still underperforms its benchmark indices and peer group over the past 1-year, 3-year, and 5 year time frames by a wide margin. Mr. Biglari is attempting to distract shareholders from the fact that BH is an across-the-board underperformer.



Note: Relative performance is as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees.
Source: Capital IQ



*Prices are adjusted for splits, stock dividends, spin-offs, and rights issuances.
Note: Relative performance is as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees.
Source: Capital IQ

Relative Stock Performance			
	1-year	3-year	5-year
Biglari Holdings Inc. (NYSE: BH)	-26.8%	4.3%	46.3%
S&P 500 Index	14.9%	73.0%	86.5%
S&P 500 Restaurants Sub-Index	1.0%	33.8%	103.9%
RUSSELL 3000 Restaurants Industry Index	2.5%	43.4%	123.9%
ISS Peer Group	10.7%	123.4%	260.8%

Note: Share prices used to calculate relative performance are as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees.
Source: Capital IQ

Relative Adjusted Stock Performance*			
	1-year	3-year	5-year
Biglari Holdings Inc. (NYSE: BH)	-21.0%	21.3%	70.2%
S&P 500 Index	17.3%	84.6%	107.2%
S&P 500 Restaurants Sub-Index	3.4%	43.8%	131.0%
RUSSELL 3000 Restaurants Industry Index	4.7%	53.1%	150.3%
ISS Peer Group	11.9%	135.2%	281.2%

*Prices are adjusted for splits, stock dividends, spin-offs, and rights issuances.
Note: Share prices used to calculate relative performance are as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees.
Source: Capital IQ

We also did our own analysis of BH's stock performance. The table below shows 1-year, 3-year, and 5-year outcomes for $1.00 invested in Biglari Holdings under three different scenarios. These outcomes are expressed as an internal rate of return ("IRR"). The first scenario only takes into account the stock price. The second scenario shows participation in both rights offerings (additional investment made the day after the record date listed in the respective Prospectus filed by the Company). The third scenario is the result of selling the rights received from both rights offerings for cash at the time trading of the rights began as stated in the respective Prospectus filed by the Company. For comparison purposes, we have included an IRR calculation for the benchmark indices and peer group. The IRR calculations for the benchmark indices and peer group only take into account the change in price.

Biglari Holdings Stock IRR Scenarios			
	1-year	3-year	5-year
BH Unadjusted IRR	-26.8%	1.4%	7.9%
BH IRR if Exercised Rights	-22.1%	4.8%	9.8%
BH IRR if Sold Rights	-21.9%	7.3%	11.7%
S&P 500 Index	14.9%	20.0%	13.3%
S&P 500 Restaurants Sub-Index	1.0%	10.2%	15.3%
RUSSELL 3000 Restaurants Industry Index	2.5%	12.8%	17.5%
ISS Peer Group	10.7%	30.7%	29.3%

Note: Share prices used to calculate relative performance are as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees. Pricing data to calculate IRRs was sourced from Capital IQ.

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Your Vote Is Important – No Matter How Many Or How Few Shares You Own

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

D.F. KING & CO., INC.
Shareholders Call Toll-Free: 877-283-0325
Banks and Brokers May Call Collect: 212-269-5550

REMEMBER:

We urge you NOT to sign any Blue proxy card sent to you by the Company. If you have already done so, you have every right to change your vote by signing, dating and returning the enclosed WHITE proxy card TODAY in the postage-paid envelope provided. If you hold your shares in Street-name, your custodian may also enable voting by telephone or by Internet -- please follow the simple instructions provided on your WHITE proxy card.

About Groveland Capital, LLC

Groveland Capital, LLC. is an Investment Advisor based in Minneapolis, MN. Groveland Capital is nimble advisory focused on unearthing unique investment opportunities. Our insight and global network is complemented by our billion dollar+ fund experience and expertise. Groveland Capital is led by a seasoned team of investment professionals who have continuity, vision and over a decade of experience executing key elements of our investment strategy. Groveland Capital founder and Principal, Nick Swenson, also has significant capital invested in the portfolio, aligning his interests with investors. Our investment strategy is to acquire stakes in undervalued and/or underperforming companies. When necessary, we seek board representation and advocate for improvements in financial performance, capital allocation, and corporate governance for the benefit of all shareholders.

Important Information

The Groveland Group (whose members are identified below) has nominated Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett as nominees to the board of directors of Biglari Holdings Inc. (the "Company"), and is soliciting votes for the election of Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett as members of the Company's board of directors (the "Groveland Nominees"). The Groveland Group has sent a definitive proxy statement, WHITE proxy card and related proxy materials to shareholders of the Company seeking their support of the Groveland Nominees at the Company's 2015 Annual Meeting of Shareholders. **Shareholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Groveland Group, the Groveland Nominees, the Company and related matters.** Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by the Groveland Group with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. The definitive proxy statement and other related SEC documents filed by the Groveland Group with the SEC may also be obtained free of charge from the Groveland Group.

Participants in Solicitation

The "Groveland Group" currently consists of the following persons who are participants in the solicitation from the Company's shareholders of proxies in favor of the Groveland Nominees: Groveland Master Fund Ltd. (formerly known as Groveland Hedged Credit Master Fund Ltd.), Groveland Hedged Credit Fund LLC, Groveland Capital LLC, Nicholas J. Swenson, and Seth G. Barkett. Along with the Groveland Group, the following are also participants in the solicitation: James W. Stryker, Stephen J. Lombardo III, Thomas R. Lujan, and Ryan P. Buckley. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests may be found in the Groveland Group's definitive proxy statement, as filed with the SEC on March 11, 2015. These materials may be accessed from the SEC's website free of charge.**

Contacts

Investors:
Nick Swenson
Groveland Capital
inquiries@grovelandcapital.com
612-843-4302

D.F. King & Co., Inc.
BHinfo@dfking.com
212-269-5550

Media:
Anthony Giombetti
Gio Public Relations
anthony@giombettipr.com
818-821-7530